FORM 3

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                                          OMB APPROVAL
                                                   OMB Number        3235-0104
                                                   EXPIRES: SEPTEMBER 30, 1998
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE......0.5

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
1.  Name and Address of Reporting Person*

    The St. Paul Companies, Inc.
    (Last)       (First)      (Middle)

    385 Washington Street
                (Street)

    St. Paul        MN         55102
    (City)       (State)       (Zip)

2.  Date of Event Requiring Statement
    (Month/Day/Year)

    1/19/98

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    41-0518860

4.  Issuer Name AND Ticker or Trading Symbol

    USF&G Corporation (FG)

5.  Relationship of Reporting Person to Issuer (Check all applicable)

    ___ Director                      _x_ 10% Owner
    ___ Officer (give title below)    ___ Other (specify below)

   ____________________________________________________________

6.  If Amendment, Date of Original (Month/Day/Year)



7.  Individual or Joint/Group Filing (Check Applicable Line)
    _x_ Form filed by One Reporting Person
    ___ Form filed by More than One Reporting Person

             TABLE I-- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED


1.  Title of Security       2.  Amount of Securities        3.  Ownership            4.  Nature of Indirect Beneficial Ownership
    (Instr. 4)                  Beneficially Owned              Form: Direct (D)         (Instr. 5)
                                (Instr. 4)                      or Indirect (I)
                                                                (Instr. 5)





Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see
 Instruction 5(b)(v).                                                    (Over)
                                                                SEC 1473 (7-96)

            TABLE II-- DERIVATIVE SECURITIES BENEFICIALLY OWNED
      (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1. Title of                   2. Date Exercisable  3. Title and Amount of    4. Conversion or   5. Ownership Form  6. Nature of
   Derivative                    and Expiration       Securities Underlying     Exercise Price     of Derivative      Indirect
   Security                      Date                 Derivative Security       of Derivative      Security: Direct   Beneficial
   (Instr. 4)                    (Month/Day/Year)     (Instr. 4)                Security           (D) or Indirect    Ownership
                                                                                                   (I) (Instr. 5)     (Instr. 5)
                                 Date      Expira-     Title     Amount or
                                 Exer-     tion                  Number of
                                 cisable   Date                  Shares


Option to purchase common         +         +          Common    23,181,596+     $22.00/            D                  N/A
stock                                                  stock,                    share
                                                       par value
                                                       $2.50 per
                                                       share, of
                                                       USF&G
                                                       Corporation


Explanation of Responses:

+   Beneficial ownership of 23,181,596 shares (subject to adjustment as provided in the Stock Option Agreement (as defined below)) of common stock, par value $2.50 per share, of USF&G Corporation ("USF&G") is being reported hereunder solely as a result of the Stock Option Agreement, dated as of January 19, 1998 (the "Stock Option Agreement"), between The St. Paul Companies, Inc. ("St. Paul") and USF&G. The option granted pursuant to the Stock Option Agreement (the "Option") may be exercised, in whole or in part, only upon the occurrence of certain events as set forth in the Stock Option Agreement, none of which has occurred as of the date hereof. The Option expires upon the occurrence of certain events as set forth in the Stock Option Agreement. St. Paul expressly disclaims ownership of the shares of USF&G common stock issuable upon exercise of the Option.



**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


THE ST. PAUL COMPANIES, INC.


By: /s/ Bruce A. Backberg                             1/28/98
   ----------------------                             --------
   Name:   Bruce A. Backberg                          Date
   Title:  Senior Vice President, Chief Legal
           Counsel and Corporate Secretary

**Signature of Reporting Person



Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, See Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                                SEC 1473 (7-96)